May 21, 2019

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention: Jeffrey Gabor

Re:                             Trovagene, Inc.

Post-Effective Amendment No. 3 to Form S-1

Filed May 17, 2019

File No. 333-224808

Dear Mr. Gabor:

This letter sets forth the response of Trovagene, Inc., a Delaware corporation (the “Company” or “we”), to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 20, 2019 (“Comments Letter”) concerning the Company’s Post-Effective Amendment No. 3 to Form S-1 (the “Registration Statement”).

Post-Effective Amendment No. 3 to Form S-1

General

1.                                      Please revise to include a complete prospectus that includes all of the disclosure items required by Part I.  Refer to Securities Act Rule 472(b).

Response: We have revised Post-Effective Amendment No. 3 to Form S-1 to include a complete prospectus.

*    *    *    *

If you have any further comments and/or questions, please contact me at (212) 634-3067.

Very truly yours,

/s/ Jeffrey Fessler